SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

America West Holdings Corporation

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(Name of Issuer)

Class A Common Stock, $.01 par value

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(Title of Class of Securities)

023657  10 9

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(CUSIP Number)

Jeffery A. Smisek

Executive Vice President, General Counsel and Secretary

Continental Airlines, Inc.

1600 Smith Street, HQSEO

Houston, Texas 77002

(713) 324-2950

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 27, 2000

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(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [  ].

SCHEDULE 13D

CUSIP No. 023657  10 9

1 NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Continental Airlines, Inc.

74-2099724

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

7 SOLE VOTING POWER

-0-

NUMBER OF

SHARES

BENEFICIALLY 8 SHARED VOTING POWER

OWNED BY

EACH -0-

REPORTING

PERSON 9 SOLE DISPOSITIVE POWER

WITH -0-

10 SHARED DISPOSITIVE POWER

-0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

CO

This Amendment No. 13 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 22, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 24, 1996, Amendment No. 7 filed on June 18, 1996, Amendment No. 8 filed on April 22, 1997, Amendment No. 9 filed on August 27, 1997, Amendment No. 10 filed on February 6, 1998, Amendment No. 11 filed on June 10, 1998 and Amendment No. 12 filed on June 26, 1998 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), of America West Holdings Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

(a)-(c) On December 27, 2000, Continental sold to the Company its 158,569 shares of the Company's Class A Common pursuant to a Purchase Agreement dated as of December 27, 2000 among Continental Airlines, Inc., America West Holdings Corporation and America West Airlines, Inc. (the "Purchase Agreement"). Consequently, Continental owns no shares of Class A Common and has neither sole nor shared power to vote or dispose of any of the Company's securities. Also on such date pursuant to the Purchase Agreement, Continental assigned to the Company its rights and obligations under that certain Priority Distribution Agreement previously filed as an exhibit hereto. The TPG Parties consented to such assignment. As a result, Continental is no longer part of a group with the TPG Parties, and Continental's obligation to file further amendments to the Schedule 13D will cease upon filing of this amendment. The consideration paid by the Company to Continental for the shares and Continental's assignment of the Priority Distribution Agreement was $10,827,532.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted above, upon the sale of the shares of Class A Common and the assignment of the Priority Distribution Agreement, Continental ceased to be part of a group with the TPG Parties.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 3 Purchase Agreement dated as of December 27, 2000 among Continental Airlines, Inc., America West Holdings Corporation and America West Airlines, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated: December 27, 2000

CONTINENTAL AIRLINES, INC.

By: /s/ Jeffery A. Smisek

Name: Jeffery A. Smisek

Executive Vice President

EXHIBIT INDEX

Exhibit 3 Purchase Agreement dated as of December 27, 2000 among Continental Airlines, Inc., America West Holdings Corporation and America West Airlines, Inc.